THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

April     , 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 2 To the Form N-4 Registration Statement For Farm Bureau Life Annuity Account File Nos. 333-148212 and 811-07974

Dear Commissioners:

On behalf of Farm Bureau Life Insurance Company (the “Company”), on its own behalf and on behalf of Farm Bureau Life Annuity Account (the “Account”), we have attached for filing Post-Effective Amendment No. 2 (the “Amendment”) to the Account’s registration statement on Form N-4.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for purposes of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC staff”) on Post-Effective Amendment No. 1 to the Account’s registration statement. The Amendment also reflects routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Mr. Min S. Oh of the SEC staff on April 10, 2009. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

U.S. Securities and Exchange Commission

April     , 2009

1.	Comment: Please disclose to the staff whether there are any guarantees or support agreements (i.e. agreements pertaining to the capitalization of the Company) under the Contract or whether the Company will be responsible for paying out under the Contract.

Response: The Company has not entered into any such guarantee or support agreements with third parties. The Company will be primarily responsible for payouts related to any guarantees associated with the Contracts.

2.	Comment: Please disclose any name changes or changes of status with respect to the Investment Options listed on the front cover page (Ex: list the former name of Calvert Asset Management Company).

Response: The Amendment discloses any name changes or changes of status with respect to the Investment Options.

3.	Comment: With regard to the fee table (p.6), contractual fee waiver and reimbursement agreements may only be reflected in the table if they are in effect for at least one year or more from the date of the prospectus.

Response: The Company acknowledges the SEC staff comment.

a.	Comment: Please reduce the font size of the table under footnote four so that the table is the same size as the accompanying footnote.

Response: The Company has complied with the SEC staff comment.

b.	Comment: In footnote seven, disclose the end date for the applicable contractual fee waiver and expense reimbursement arrangements.

Response: In response to the SEC staff comment, footnote seven to the Annual Investment Option Operating Expenses table had been revised to reflect that the contractual fee waiver or reimbursement arrangements in place will continue until at least April 30, 2010.

c.	Comment: Please confirm that any contractual fee waiver or expense reimbursement arrangements are only reflected in the examples for their contractual duration.

Response: The Investment Option fees and expenses reflected in the Examples factor in any contractual reimbursements and fee waivers only for their contractual duration.

U.S. Securities and Exchange Commission

April     , 2009

4.	Comment: For better grouping of information with regard to the allocations of premiums and Accumulated Value, please consider inserting added disclosure regarding the asset allocation program after the section on “Allocation of Premiums” both in the Summary and in the fuller discussion on page 22.

Response: In response to the SEC staff comment, the Amendment adds the following as a bullet on page 23 that reads, “You may also elect to participate in the asset allocation program and allocate all of your premiums to one of the five available asset allocation model portfolios (see “DESCRIPTION OF ANNUITY CONTRACT – Asset Allocation Program”).” The Summary section already contains a section on the asset allocation program.

5.	With regard to the Asset Allocation Program on page 30:

a.	Comment: Please provide disclosure with respect to how the asset allocation program interacts with other features of the Contract, including transfers, partial withdrawals and asset rebalancing programs. For more comprehensive disclosure, such disclosure should be provided here and in the sections discussing the other Contract features. Please apply the same with respect to rebalancing and opt-out provisions associated with the moderate model portfolio to be used with the GMIB rider as discussed on page 36.

Response: Disclosure in the asset allocation and dollar cost averaging sections explains that the two programs are not compatible and cannot be simultaneously elected (pages 33 and 29). Also, the Prospectus discloses that the policies and procedures intended to limit frequent transfers are not applied to the asset allocation program (page 25).

On page 36, the prospectus notes, “If you elect the GMIB Rider, you will be limited to allocating your premium payments and Accumulated Value in accordance with the asset allocation model portfolio that seeks to provide moderate growth and income while avoiding excessive risk (the “Moderate Model Portfolio”).” Additionally, page 36 discloses, “If you affirmatively opt-out of the changes to the Asset Allocation Model, we will terminate the GMIB Rider,” and “If you choose not to opt-out of the changes to the Asset Allocation Model, the GMIB Rider will continue and your Accumulated Value will be invested in accordance with the updated Asset Allocation Model.” Accordingly, we believe the relationship between the GMIB Rider and the Moderate Model Portfolio is clearly explained in current prospectus disclosure.

U.S. Securities and Exchange Commission

April     , 2009

b.	Comment: In the last paragraph on page 31, please specify the process by which a Contract Owner elects to change to a different model portfolio, including who, if anyone, they consult with in arriving at a decision. Also, which questionnaire is referred to in the last sentence of the paragraph—the original questionnaire or a subsequently administered questionnaire?

Response: The first paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 31 currently discloses that, “It is your responsibility to select or change your asset allocation model portfolio and your Investment Options. Your registered representative can provide information that may assist you in selecting a model portfolio and Investment Options.” The Amendment adds the following to the last paragraph on page 31, “You may contact your registered representative or our Home Office for copy of the questionnaire.”

The questionnaire referenced in the last full paragraph on page 30 is the original questionnaire and is more fully described in the first paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 31.

c.	Comment: In the paragraph proceeding “Note” on page 32, specify the process by which a Contract Owner chooses to opt-out or not opt-out including who, if anyone, they consult with in making this determination. Apply the same to the first paragraph following the “Note” in terms of reentering the asset allocation program.

Response: The paragraph currently discloses that the Owner should contact the Home Office prior to the specified deadline if they wish to opt-out. The Amendment adds the following to the end of the first paragraph on page 32, “Please contact our Home Office to reenter the asset allocation program.”

d.	Comment: Please confirm whether the brochure referenced in the first paragraph under the “Asset Allocation Program” section on page 30 contains the same information included in ETIMS’ Form ADV Part II.

Response: The brochure is designed to contain the same information as ETIMS’ Form ADV Part II.

e.	Comment: On page 32, in terms of timing, please reconcile the third bullet under “Annual Rebalancing” with the “Changes to Asset Allocation Model Portfolios.”

Response: The third bullet relates to the timing of the rebalancing that automatically occurs to keep a particular Owner’s Accumulated Value allocated according to the selected model portfolio. In contrast, the “Changes to Asset

U.S. Securities and Exchange Commission

April     , 2009

Allocation Model Portfolios” section deals with situations where ETIMS may need to modify a particular model portfolio to keep the model in line with its stated goals. Accordingly, the Company respectfully declines to comply with the SEC staff comment.

f.	Comment: In the second paragraph under the “Changes to Asset Allocation Model Portfolios” section on page 32, please disclose what happens to a Contract Owner’s Accumulated Value upon opting-out of the asset allocation program.

Response: The Amendment adds the following disclosure to page 32, “When your participation in the asset allocation program terminates, your Accumulated Value will remain in the same Subaccounts it was in immediately prior to your opting out of the program until such time as you may request to transfer your Accumulated Value (see “DESCRIPTION OF ANNUITY CONTRACT – Transfer Privilege”).”

g.	Comment: In first paragraph on page 31, please clarify that ETIMS has an advisory relationship with each Owner with regard to developing and updating the asset allocation program.

Response: The Amendment adds the phrase “and will have an advisory relationship with each Owner” to the second sentence of the first paragraph on page 31 of the Prospectus.

h.	Comment: For more complete disclosure, please briefly explain that the use of an asset allocation model is required for election of the GMIB rider with some differences and provide cross-references. Please do the same on page 36.

Response: The Amendment adds the following to the third paragraph under “Other Information” on page 33 of the Prospectus, “In order to elect the GMIB Rider, you must participate in the asset allocation program (see “DESCRIPTION OF ANNUITY CONTRACT – Guaranteed Minimum Income Benefit Rider”).” The disclosure on page 35 currently provides that “If you elect the GMIB Rider, you will be limited to allocating your premium payments and Accumulated Value in accordance with the asset allocation model portfolio that seeks to provide moderate growth and income while avoiding excessive risk (the “Moderate Model Portfolio”).

U.S. Securities and Exchange Commission

April     , 2009

6.	Comment: With regard to the Declared Interest Option on page 39-40, please disclose 1) the General Account is subject to the claims of the other creditors of the Company, and 2) investors ought to consider the financial strength of the Company for payment of guarantees under the Contract.

Response: The Prospectus discloses on page 40 that “All assets in the General Account are subject to the Company’s general liabilities from business operations.” The Amendment adds the following sentence: “Thus, those guarantees are subject to our financial strength and claims paying ability and the risk that we may default on the guarantees.”

7.	Comment: Please confirm that the “Legal Proceedings” section on page 58 is current and in compliance with Item 13 of Form N-4.

Response: The Company confirms that the disclosure in the “Legal Proceedings” section of the Prospectus is current and in compliance with Item 13 of Form N-4.

8.	Comment: Reconcile the order in which the Appendices and the SAI Table of Contents are provided with the order in which they are listed in the prospectus table of contents.

Response: The Company has complied with the SEC staff comment.

9.	Comment: For consistency, please add the last sentence of the third paragraph on page 54 from 333-46597 to the end of the second paragraph on page 59 of this prospectus.

Response: As requested by the staff comment, the Amendment adds the following sentence to page 59, “Voting instructions will be solicited prior to such meeting in accordance with procedures established by the Fund.”

10.	Comment: Please provide Tandy representations and written responses to the above comments in a letter filed as correspondence on EDGAR.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

11.	Comment: Please also provide written responses to the following comments prior to the effective date of this filing: 1, 3, 5, and 6.

Response: The Company has complied with SEC staff comment.

*            *            *

U.S. Securities and Exchange Commission

April     , 2009

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset
Thomas E. Bisset

Attachment

cc:	Min S. Oh

Jennifer Morgan

Lillie Peshel

Rachana Desai

The next table shows the minimum and maximum fees and expenses charged by any of the Investment Options for the fiscal year ended December 31, 2008. More detail concerning each Investment Option’s fees and expenses is contained in the prospectus for each Investment Option.

Annual Investment Option Operating Expenses

(expenses that are deducted from Investment Option assets)(6)

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.35%	1.49%
Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement(7)	0.35%	1.49%

(6)  For certain Investment Options, certain expenses were reimbursed or fees waived during 2008. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements and any contractual expense reimbursement and fee arrangements, Annual Investment Option operating expenses would have been:

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.35%	1.28%

(7)  The “Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the range of minimum and maximum fees and expenses based on the expenses of all Investment Options after taking into account contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Owners and will continue until at least April 30, 2010. Seven Investment Options currently have contractual reimbursement or fee waiver arrangements in place.

Examples

The examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, the contract administrative charge, asset based administrative charge, mortality and expense risk fees, Investment Option fees and expenses, Guaranteed Minimum Income Benefit Rider charge, the Incremental Death Benefit Rider charge and the Performance Enhanced Death Benefit Rider charge.

Each example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year.

Example 1

The first example immediately below assumes the maximum fees and expenses of any of the Investment Options as set forth in the Total Annual Investment Option Operating Expenses tables and that you have elected the Guaranteed Minimum Income Benefit Rider, the Incremental Death Benefit Rider and the Performance Enhanced Death Benefit Rider. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1. If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$1,246	$2,158	$3,062	$5,374

6